September 6, 2011

Securities and Exchange Commission
100 F Street, N.E., Stop 3030
Washington, D.C. 20549

Re: Uni Core Holdings Corp.
Form 10-K for the Fiscal Year Ended June 30, 2010; and
Form 10Q for the Period Ending March 31, 2011 Filed October 7, 2010 and May 13, 2011, respectively
File No. 0-30430

Dear Sirs:

Uni Core Holdings Corp. the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated July 29, 2011. Set forth below is the Company’s responses to Staff’s comments.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2010

Form 10-K for the Fiscal Year Ended June 30, 2010
Item 9A Controls and Procedures
Internal Controls over Financial Reporting, page 25

1.
Please note that filings and written correspondence to the Securities and Exchange Commission, including your letter of July 6, 2011, are required to be filed electronically via the Electronic Data Gathering and Retrieval (EDGAR) system in accordance with Rule 14 of Regulation S-T.

Response:  Noted.

2.
We note your response to prior comment 1 in our letter of May 26, 2011. From your response it appears you may have material weaknesses in your internal control over financial reporting due to the deficiencies in relevant education and ongoing training your financial management and staff has had relating to U.S. GAAP and SEC rules and regulations; lack of professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and insufficient expertise and experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and SEC rules and regulation; and evaluating effectiveness of internal control over financial reporting. Accordingly, please revise and describe management plans to strengthen internal controls over financial reporting and remediate the material weaknesses described in your response to comment 1.

Room 2602, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong 香港中環夏愨道12號美國銀行中心26樓2602室 Tel 電話 (852) 2827 6898 Fax 傳真 (852) 2827 6989

Response: We have taken or plan to take and the procedures we have implemented or plan to implement to correct the identified material weakness are:

•
We have instituted monthly business reviews led by our Chief Executive Officer and monthly operating and financial statement reviews by various levels of our management team, including our executive officers.

•
We are taking steps to create an Audit Committee and a new disclosure review group in order to further formalize our internal review processes related to preparation of our SEC reports and other public disclosures, which will include directors, executive management, senior financial management and senior operating personnel;

•
We are expanding our educational assistance to all our accounting staff to ensure a thorough and consistent understanding of changes in accounting principles and modification and enhancements in our internal controls and procedures. will set up an audit committee

3.
We note your response to prior comment 2 in our letter of May 26, 2011. Please revise and identify the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting. See 308T(a)(2) of S-K.

Response: We believe our internal controls over financial report are effective for the following reasons:
•	All corporate disclosure was reviewed by our Chief Executive Officer and Chief Financial Officer prior to the filing of our Form 10-K;
•
All corporate disclosure were reviewed by additional reviewers, including our Board of Directors, independent auditor and external legal counsel prior to the filing of our Form 10-K and each reviewer was given adequate time and opportunity to review this disclosure and inquire about comments made by others

•	The weakness in our internal controls over financial reporting did not result in any material misstatement or accounting errors in any of our SEC reports.

4.
It appears that APT Paper Group Limited (APT) should be considered your predecessor, as this term is defined in Rule 405 of Regulation C. Consequently, financial information of the company’s predecessor, APT, is required for all periods prior to succession, with no lapse in audited periods or omission of other information required about the company. Accordingly, you should amend your June 30, 2010 Form 10-K to include APT’s audited financial statements for the year ended December 31, 2009, and audited statements of operations and cash flows from January 1, 2010 until May 31, 2010, as required by Article 8 of Regulation S-X. Please revise or advice.

Response:   Noted.

Note 4 Goodwill, page 63

5.	We note your response to prior comment 8 in our letter of May 26, 2011. We will review your disclosure required by ASC 805-10-50 upon your filing of the amended Form 10-K.

Response:   Noted.

* * * *

In connection with the Company’s response to the above comments, the company acknowledging that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

If you have any further comments and/or questions, please contact the undersigned at your earliest convenience.

Sincerely,

Thomas Lee
Chief Financial Officer